Imagine Media, Ltd.

1155 Sherman Street # 307

Denver, CO  80203

May 16, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Imagine Media, Ltd.

Pre-Effective Amendment No. 1 on Form S-1

to Registration Statement on Form SB-2

(File No. 333- 150907), filed May 14, 2008

Ladies and Gentlemen:

Please be advised that Imagine Media, Ltd., (the “Company”) hereby requests withdrawal of the above-mentioned Pre-Effective Amendment No. 1on Form S-1 to Registration Statement on Form SB-2 pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), as it was filed on the wrong form designation.   Further, no securities have been sold.

Very truly yours,

Imagine Media, Ltd.

By:  /s/ Greg Bloom_______

Greg Bloom, President